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                             September 30, 2021

       Sze Hon, Johnson Chen
       Chief Executive Officer
       Magic Empire Global Limited
       3/F, 8 Wyndham Street
       Central, Hong Kong

                                                        Re: Magic Empire Global
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
3, 2021
                                                            CIK No. 0001881472

       Dear Mr. Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Please provide
prominent disclosure about the legal and operational risks associated with being based in or
having the company   s operations in Hong Kong. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations or the value of your
Ordinary Shares or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of data
security or anti-monopoly concerns, has or may impact the company   s
                                                        ability to conduct its
business, accept foreign investments, or list on an U.S. or other
 Sze Hon, Johnson Chen
FirstName LastNameSze   Hon, Johnson Chen
Magic Empire  Global Limited
Comapany 30,
September  NameMagic
              2021     Empire Global Limited
September
Page 2    30, 2021 Page 2
FirstName LastName
         foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities of subsidiaries. Specify the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

3. In your summary of risk factors, please disclose the risks that your corporate structure and
         being based in or having the company   s operations in China pose to
investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations or the value of your Ordinary Shares.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in
         China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Please disclose each permission that you or your subsidiaries are required to obtain from
         Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the
         CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Please provide a clear description of how cash is transferred through your organization.
         Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.
 Sze Hon, Johnson Chen
Magic Empire Global Limited
September 30, 2021
Page 3
Risk Factors, page 9

6.       Given the Chinese government   s potential oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations or the value of your Ordinary Shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Our lack of effective internal controls over financial reporting may affect our ability to accurately report..., page 13

8. Please clarify in your next amendment when you intend to implement the remediation measures identified at the end of the first paragraph of this risk factor and, to the extent known, when you expect the remediation to be complete.
Our directors, officers and principal shareholders have significant voting power..., page 19

9. Please disclose whether you will be a "controlled company" following this offering under the applicable Nasdaq listing standard and, if so, whether you will use related exemptions to governance rules under those standards. We note your disclosure that your directors, officers and principal shareholders hold 84.03% or more of your shares as of the date of this prospectus.
Capitalization, page 31

10. Please explain to us your rationale for subtracting the balance of intangible assets from your presentation of the company's capitalization, including reference to specific guidance, or revise accordingly.
Corporate
FirstNameHistory   and Structure,
           LastNameSze            page 34Chen
                          Hon, Johnson
Comapany
11.        NameMagic
       Please            Empire
              disclose the       GlobalofLimited
                           percentages     economic interest and voting
interest that will be held
       by public stockholders
September 30, 2021 Page 3      following  completion of the offering.
FirstName LastName
 Sze Hon, Johnson Chen
FirstName LastNameSze   Hon, Johnson Chen
Magic Empire  Global Limited
Comapany 30,
September  NameMagic
              2021     Empire Global Limited
September
Page 4    30, 2021 Page 4
FirstName LastName
Management
Board of Directors, page 71

12. Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.
Description of Securities, page 77

13. Please include here a description of the representative's warrants to be issued on the closing date of the offering.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue recognition, page F-11

14. Please provide to us, and disclose, the significant judgments involved in allocating the transaction price to the performance obligations of your IPO sponsorship services, as well as the methods, inputs and assumptions used. Refer to ASC 606-10-50-17.b. and ASC
         606-10-50-20.
Other income, page F-14

15. Please disclose here the terms of the funding received under the Employment Support
         Scheme from the Hong Kong Government. Include in your disclosure any circumstances under which you may be required to return the funding.
9. Income Tax, page F-20

16. Please tell us the nature of the temporary difference(s) in each year of your rate reconciliation at the bottom of page F-20. In your response, tell us why these items impact your effective tax rate when temporary differences generally impact current and deferred taxes and do not impact the overall effective tax rate.
General

17. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.
 Sze Hon, Johnson Chen
FirstName LastNameSze   Hon, Johnson Chen
Magic Empire  Global Limited
Comapany 30,
September  NameMagic
              2021     Empire Global Limited
September
Page 5    30, 2021 Page 5
FirstName LastName
        You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at
(202) 551-3638
if you have questions regarding comments on the financial statements and related matters.
Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams at (202) 551-3217 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Lawrence S. Venick, Esq.